Exhibit 97.1

Sprouts farmers market, inc.

COMPENSATION RECOUPMENT POLICY

The Board of Directors (the “Board”) of Sprouts Farmers Market, Inc. (the “Company”) has adopted this Compensation Recoupment Policy (this “Policy”) in order to implement a mandatory clawback policy in the event of a Restatement in compliance with the Applicable Rules (each, as defined below).

I.
Defined Terms
a.
“Applicable Rules” means Section 10D of the Exchange Act and Rule 10D-1 promulgated thereunder, Listing Rule 5608 of the Listing Rules of The Nasdaq Stock Market, and any other national stock exchange rules that the Company is or may become subject to.
b.
“Committee” means the Compensation Committee of the Board.
c.
“Covered Officer” means the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice president of the Company in charge of a principal business unit, division or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar significant policy-making functions for the Company, as determined under 17 CFR §229.401(b).
d.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
e.
“Financial Reporting Measures” mean (i) measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, (ii) the Company’s stock price, and (iii) total shareholder return in respect of the Company. A “Financial Reporting Measure” need not be presented within the financial statements or included in a filing with the SEC.
f.
“Incentive-Based Compensation” means any compensation that is granted, earned, or vested, based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation does not include, among other forms of compensation, equity awards that vest exclusively upon completion of a specified employment period, without any performance condition, and bonus awards that are discretionary or based on subjective goals or goals unrelated to Financial Reporting Measures.
g.
“Nasdaq” means the Nasdaq Stock Market.
h.
“Received” – Incentive-Based Compensation is deemed “Received” for the purposes of this Policy in the Company’s fiscal period during which the Financial Reporting Measure applicable to the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

i.
“Recovery Period” means the three completed fiscal years immediately preceding the date on which the Company is required to prepare a Restatement, which date is the earlier of (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement or (ii) a date that a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.
j.
“Regulators” means, as applicable, the SEC and Nasdaq.
k.
“Restatement” means an accounting restatement that the Company is required to prepare due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements (i) that is material to the previously issued financial statements, or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
l.
“SEC” means the U.S. Securities and Exchange Commission.
II.
Administration

This Policy shall be administered by the Committee, which shall make all determinations with respect to this Policy, provided that this Policy shall be interpreted in a manner consistent with the requirements of the Applicable Rules.

III.
Recovery on a Restatement

In the event that the Company is required to prepare a Restatement, the Company shall reasonably promptly recover from a Covered Officer the amount of any erroneously awarded Incentive-Based Compensation that is Received by such Covered Officer during the Recovery Period. The amount of erroneously Received Incentive-Based Compensation will be the excess of the Incentive-Based Compensation Received by the Covered Officer (whether in cash or shares) based on the erroneous data in the original financial statements over the Incentive-Based Compensation (whether in cash or in shares) that would have been Received by the Covered Officer had such Incentive-Based Compensation been based on the restated results, without adjustment for any tax liabilities incurred or paid by the Covered Officer. Recovery of any erroneously awarded compensation under this Policy is not dependent on fraud or misconduct by any Covered Officer in connection with a Restatement.

Without limiting the foregoing, for Incentive-Based Compensation based on the Company’s stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the Restatement, (a) the amount shall be based on the Company’s reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received and (b) the Company shall maintain documentation of the determination of that reasonable estimate and provide such estimate to Nasdaq.

In addition, in the event that a Covered Officer fails to repay or reimburse erroneously awarded compensation that is subject to recovery, the Committee may require a Covered Officer to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering erroneously awarded compensation under this Policy.

IV.
Coverage

This Policy covers all persons who are Covered Officers at any time during the Recovery Period for which Incentive-Based Compensation is Received. Incentive-Based Compensation shall not be recovered under this Policy to the extent Received by any person before the date the person served as a Covered Officer. Subsequent changes in a Covered Officer’s employment status, including retirement or termination of employment, do not affect the Company’s right to recover compensation pursuant to this Policy.

V.
Exceptions to Policy

No recovery of Incentive-Based Compensation shall be required if any of the following conditions are met and the Committee determines that, on such basis, recovery would be impracticable:

a.
the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered; provided that prior to making a determination that it would be impracticable to recover any Incentive-Based Compensation based on the expense of enforcement, the Company shall (i) have made a reasonable attempt to recover the Incentive-Based Compensation, (ii) have documented such reasonable attempt(s) to recover, and (iii) provide this documentation to Nasdaq;
b.
recovery would violate home country law where that law was adopted prior to November 28, 2022; provided that prior to making a determination that it would be impracticable to recover any Incentive-Based Compensation based on violation of home country law, the Company shall (i) have obtained an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such violation, and (ii) provide a copy of such opinion to Nasdaq; or
c.
recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and U.S. Treasury regulations promulgated thereunder.
VI.
Public Disclosure

The Company shall make all required disclosures and filings with the Regulators with respect to this Policy in accordance with the requirements of the Applicable Rules and any other requirements applicable to the Company, including any disclosures required in connection with SEC filings.

VII.
Methods of Recovery

In the event of a Restatement, subject to applicable law, the Committee may take any such actions as it deems necessary or appropriate to recover Incentive-Based Compensation. These actions may include, without limitation:

a.
Cancel, forfeit, or reduce any Incentive-Based Compensation that has not been paid, distributed or otherwise settled prior to the date of determination;
b.
Seek recovery of any Incentive-Based Compensation that was previously paid to the Covered Officer;
c.
Seek recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based Incentive-Based Compensation;
d.
Offset, withhold, cancel, eliminate, or cause to be forfeited any compensation that could be paid or awarded to the Covered Officer after the date of determination;
e.
Recoup any amount in respect of Incentive-Based Compensation contributed to a plan that takes into account Incentive-Based Compensation (excluding certain tax-qualified plans, but including long-term disability, life insurance, and supplemental executive retirement plans) and any earnings accrued to date on that notional amount; and
f.
Take any other remedial and recovery action permitted by law, as determined by the Committee.

In addition, the Committee may authorize legal action for breach of fiduciary duty or other violation of law and take such other actions to enforce the Covered Officer’s obligations to the Company as the Committee deems appropriate.

VIII.
No Indemnification

The Company shall not indemnify any current or former Covered Officer against the loss of erroneously awarded compensation, and shall not pay or reimburse any Covered Officer for premiums incurred or paid for any insurance policy to fund such Covered Officer’s potential recovery obligations.

IX.
No Substitution of Rights; Non-Exhaustive Rights

Any right of recoupment under this Policy is in addition to, and not in lieu of, (a) any other remedies or rights of recoupment that may be available to the Company pursuant to the Company’s 2022 Omnibus Incentive Compensation Plan and any award agreements thereunder, the Company’s Annual Bonus Plan, any amendments or successor plans to the foregoing, any other incentive plan of the Company or any of its subsidiaries or affiliates, or the terms of any similar policy or provision in any employment agreement, compensation agreement or arrangement, or similar agreement, or (b) any other legal remedies available to the Company.

In addition to recovery of compensation as provided for in this Policy, the Company may take any and all other actions as it deems necessary, appropriate, and in the Company’s best interest, including termination of a Covered Officer’s employment and initiation of legal action against a Covered Officer, and nothing in this Policy limits the Company’s rights to take any appropriate actions.

X.
Amendment

The Board may amend this Policy at any time for any reason, subject to any limitations under the Applicable Rules.

XI.
Governing Law

To the extent that United States federal laws do not otherwise control, the validity, construction, enforcement, interpretation and effect of this Policy shall be governed and construed by and determined in accordance with the laws of the State of Delaware, without giving effect to the conflict of laws provisions thereof. Any action arising out of, or relating to, the Policy shall be brought only in federal or state courts in the state of Delaware, and the jurisdiction of such court in any such proceeding shall be exclusive.

XII.
Effective Date of Policy

This Policy is hereby adopted as of November 15, 2023. The terms of this Policy shall apply to any Incentive-Based Compensation that is Received by any Covered Officer on or after October 2, 2023 (the “Effective Date”) that results from attainment of a Financial Reporting Measure based on or derived from financial information for any fiscal period ending on or after the Effective Date, even if such Incentive-Based Compensation was approved, awarded, granted, or paid to such Covered Officer prior to the Effective Date. This Policy supersedes the Clawback of Certain Compensation Following Restatement of Financial Statements Policy set forth in the Company’s Corporate Governance Guidelines (the “Prior Policy”).

Subject to applicable law, the Committee may effect recovery under this Policy from any amount of compensation approved, awarded, granted, payable, or paid to any Covered Officer prior to, on, or after the Effective Date.

Compensation Recoupment Policy Acknowledgement

I, the undersigned, acknowledge and agree that I have read and am fully bound by, and subject to, all of the terms and conditions of the Compensation Recoupment Policy (as it may be amended, restated, supplemented, or otherwise modified from time to time, the “Policy”) of Sprouts Farmers Market, Inc. (the “Company”). I hereby agree to abide by all of the terms of the Policy both during and after my employment with the Company.

I further acknowledge and agree that any right of recoupment under the Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any employment agreement, equity award agreement, equity incentive plan, cash incentive plan or similar agreement, plan, or policy and any other legal remedies available to the Company. In the event it is determined by the Company’s Board of Directors (the “Board”), the Compensation Committee of the Board (the “Committee”) or their designee that any amounts granted, awarded, earned, or paid to me must be forfeited or reimbursed to the Company, I will promptly take any action necessary to effectuate such forfeiture and/or reimbursement.

I further acknowledge and agree that the Committee and the Board have the authority to administer and amend the Policy, and I hereby agree to accept as binding, conclusive, and final all decisions or interpretations of the Committee and/or the Board regarding any questions or determinations that arise under the Policy.

By:

[Name]

[Title]

Date: